Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

D. Billye Sanders
(615) 850-8951
billye.sanders@wallerlaw.com

February 28, 2005

VIA HAND DELIVERY

Chairman Pat Miller

Tennessee Regulatory Authority

460 James Robertson Parkway

Nashville, TN 37219

Re:                               Joint Filing of SBC Communications Inc., AT&T Corp., together with its Certified Tennessee Subsidiaries Regarding Change of Control of the Operating Authority of AT&T’s Tennessee Subsidiaries

Dear Chairman Miller:

Enclosed you will find the original and thirteen copies of the above referenced filing of SBC Communications Inc. and AT&T Corp. and its certified Tennessee subsidiaries.  I have enclosed a check for $25.00 for the filing fee for the alternative request in the filing.

Sincerely,

/s/ D. Billye Sanders

D. Billye Sanders
Attorney for SBC
Communications Inc.

/s/ Henry Walker

Henry Walker
Boult, Cummings, Conners & Berry, PLC
Attorney for AT&T

cc:	Wayne Watts, Esq.
Paul K. Mancini, Esq.
Martin E. Grambrow, Esq.
Randall Johnson, Esq.
Geoffrey M. Klineberg, Esq.
Sylvia Anderson, Esq.
David Eppsteiner, Esq.
Russell Perkins, Esq.

BEFORE THE TENNESSEE REGULATORY AUTHORITY

NASHVILLE, TENNESSEE

Joint Filing of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
TENNESSEE SUBSIDIARIES,	)
)
Regarding Change of Control	)
of the Operating Authority of	)
AT&T’s Tennessee Subsidiaries	)

JOINT FILING OF SBC COMMUNICATIONS INC., AT&T CORP., AND ITS CERTIFICATED TENNESSEE SUBSIDIARIES REGARDING CHANGE OF CONTROL

1.             SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the State of Tennessee, hereby notify the Tennessee Regulatory Authority (“Authority” or “TRA”) of the change of ultimate control of the parent company of the Tennessee subsidiaries of A&T from AT&T to SBC that will occur as a result of the Agreement jointly executed by SBC and AT&T on January 30, 2005 (“Agreement”).  A copy of the Agreement is attached hereto as Exhibit B.(1)  SBC and AT&T are of the opinion that the Authority’s approval of this change of control is not necessary; however, to the extent lawfully required, SBC and AT&T and the AT&T subsidiaries

(1)  Please see the investor disclosure statement attached as Exhibit A to this Joint Filing.

certificated to provide telecommunications services in the State of Tennessee request, in the alternative, that the Authority provide such approval.(2)

2.             Following the transaction, AT&T will become a wholly-owned, first-tier subsidiary of SBC.  The transaction will be transparent and seamless for the customers of the certificated operating subsidiaries of SBC and AT&T in Tennessee.  The Authority will retain the same regulatory authority over those AT&T subsidiaries that it possesses today.  Those AT&T subsidiaries will be owned by the same entity, AT&T, that owns those subsidiaries today.  No transfer of assets or certificates of service authority will occur as part of this transaction.  Organizational charts depicting the relevant structure of SBC and AT&T before and after the transaction are included as Exhibit C.

3.             Execution of the Agreement between SBC and AT&T is in the public interest.  The Agreement will permit their operating subsidiaries to continue providing existing services at just and reasonable rates, will augment the competitive telecommunications markets within Tennessee, and will not adversely affect this Authority’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Authority’s jurisdiction.  In addition, the Agreement will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

(2)  Because a change of control at the parent level does not involve the transfer of certificates or the assets of a regulated utility, AT&T and SBC do not believe that T.C.A. § 65-4-113 is applicable to this transaction.  Although SBC and AT&T do not concede that the TRA has jurisdiction over this transaction, this filing contains the information described in T.C.A. § 65-4-113.

4.             SBC and AT&T respectfully submit that the public interest will be served if the proposed transaction, explained more fully below, is consummated quickly.  SBC and AT&T offer the following additional information about the transaction:

I.              THE PARTIES

A.            SBC Communications Inc. (“SBC”)

5.             SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in Tennessee or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report.  See http://www.sbc.com/gen/investor-relations?pid=5465.(3)

(3)  SBC wholly owns three subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in Tennessee but are not involved in the transaction.  The first, SBC Long Distance, Inc., f/k/a Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  (Pending before this Commission in Docket No. 04-00446 is a request by SBC Long Distance to change its registered name from Southwestern Bell Communications Services, Inc. to SBC Long Distance, Inc.).  SBC Long Distance is authorized to provide local exchange (facilities-based and resale) and interexchange services (resale) pursuant to a certificate of public convenience and necessity granted by the Authority on July 23, 2004, in Docket No. 04-00069.  SBC Long Distance was originally authorized to provide resold intrastate, interexchange services and operator services, pursuant to a Certificate of Public Convenience and Necessity granted by the Authority on July 9, 1997, in Docket Nos. 97-00947 and 97-01410.

The second subsidiary, SBC Telecom, Inc. (“SBC Telecom”), is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 13-K, San Antonio, TX 7821.  SBC Telecom is authorized to provide facilities-based and resold local exchange and interexchange services, pursuant to a certificate of public convenience and necessity granted by the Authority on May 22, 2000, in Docket No. 00-000025.

This Authority has pending before it a joint petition of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the operating authority of both entities into SBC Long Distance, LLC.  See Docket No. 04-00357.  The joining of SBC and AT&T will not affect the authorized consolidation in any fashion.

The third subsidiary, SNET America, Inc. d/b/a SBC Long Distance East (“SBC Long Distance East”) is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.   SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, a wholly owned subsidiary of SBC.  SBC Long Distance East is authorized to provide resold interexchange services and operator services, pursuant to a certificate of public convenience and necessity granted by the Authority on September 17, 1996 in Docket No. 95-02946.

B.            AT&T Corp. (“AT&T”)

6.             AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report.  Seehttp://www.att.com/ir/sec/.

C.            AT&T Subsidiaries

7.             AT&T Communications of the South Central States, LLC (“AT&T-South Central”) is a Delaware corporation headquartered at One AT&T Way, Bedminister, NJ 07921.  AT&T-South Central is a wholly owned subsidiary of AT&T and is authorized to provide intraLATA and interLATA telecommunications services pursuant to certificates of public convenience and necessity granted by the Authority.

8.             TCG Midsouth, Inc. (“TCG Midsouth”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  TCG Midsouth is a wholly-owned subsidiary of Teleport Communications Group, Inc., which in turn is a wholly owned subsidiary of AT&T and is authorized to provide facilities-based and resold local exchange and interexchange telecommunications services pursuant to a certificate of public convenience and necessity issued on July 14, 1997, in TRA Docket No. 97-00949.

D.            Designated Contacts

SBC Contacts

Wayne Watts

Paul K. Mancini

Martin E. Grambow

Randall Johnson

SBC Communications Inc.

175 East Houston Street

San Antonio, Texas 78205-2233

(214) 464-3620

dj4905@sbc.com

Geoffrey M. Klineberg

Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C. 20036

(202) 326-7928 (Telephone)

(202) 326-7999 (Facsimile)

gklineberg@khhte.com

D. Billye Sanders

Waller Lansden Dortch & Davis

A Professional Limited Liability Company

511 Union Street, Suite 2700

Nashville, TN  37219

(615) 850-8951 (Telephone)

(615) 244-6804 (Facsimile)

bsanders@wallerlaw.com

AT&T Contacts

Sylvia E. Anderson

David M. Eppsteiner

AT&T Communications of the South Central States, Inc.

1230 Peachtree Street, N.E., Suite 400

Atlanta, GA 30309

(404) 810-8070 (Anderson Telephone)

(404) 810-4945 (Eppsteiner Telephone)

andersonse@att.com

eppsteiner@att.com

Henry Walker

Boult, Cummings, Conners & Berry, PLC

1600 Division Street, Ste. 700

Nashville, TN 37203

(615) 252-2363 (Telephone)

(615) 252-6363 (Facsimile)

hwalker@boultcummings.com

II.            SBC’S ACQUISITION OF AT&T

A.            The Planned Transaction

9.             The Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the transaction, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Authority’s jurisdiction.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in Tennessee.

10.           In connection with the transaction, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Shareholders of AT&T will receive total consideration currently valued at $19.71 per share, or approximately $16 billion. Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

11.           The transaction will not impede the Authority’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, AT&T-South Central, TCG Midsouth, TCG Public, or any other entities certificated by the Authority that are under the direct or indirect control of AT&T.  All of those entities will continue to operate and hold the state certificates that they currently hold.(4)  There will be no transfer of assets of those certificated entities in connection with the transaction.

(4)  This is subject to the pending transfer of  SBC Telecom’s authority to SBC Long Distance.  See note 3.

III.           THE TRANSACTION WILL SERVE THE PUBLIC INTEREST

A.            General Benefits of the Proposed Transaction

12.           SBC and AT&T respectfully submit that the transaction will clearly and demonstrably serve the public interest.  It responds to major technological and marketplace changes and promotes facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

13.           As a result of the transaction, AT&T’s robust global network will be enhanced and U.S. ownership preserved.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.

14.           The transaction will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including not only the State of Tennessee, but also the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous other state governments and university systems.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

15.           The transaction will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  Once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  All customers in Tennessee should benefit from these anticipated synergies.

B.            Impact on Competition

16.           The transaction will affirmatively enhance competition in the provision of services to businesses in Tennessee.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses such as BellSouth and Sprint-United and others – such as interexchange carriers (“IXCs”), systems integrators, equipment vendors and resellers, network providers, foreign entrants, competitive local exchange carriers (“CLECs”), wireless providers, and cable companies – across the full range of current and emerging products.

17.           The transaction will not adversely affect competition in Tennessee.  This is not only because the SBC and AT&T operating subsidiaries in Tennessee currently compete with incumbent carriers and other service providers, but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in

SBC’s in-region states, while AT&T’s strength is the sale of services nationwide and globally to large businesses.  As a result of the transaction, the combined organization will have the technical and financial strength to increase investment in Tier 1 Internet backbone services, which will enhance competition.

18.           The transaction will also not diminish competition for mass market customers.  This is, at least in part, the result of AT&T’s unilateral and irreversible pre-Agreement decision, in 2004, to discontinue actively marketing local and long distance service to residential and small business customers.  Thus, even before its decision to join with SBC, AT&T was no longer a price-constraining force for the mass market, and consummation of the transaction therefore should have no adverse effect on competition in that market.   Moreover, the transaction will not impede the technological innovation that is making competition for mass-market customers more robust.  In addition to traditional competitors such as incumbent local exchange carriers (“ILECs”), CLECs, and cable operators using circuit switched technology, new technology competitors are coming forward.  These include cable-based providers converting to VoIP and other IP-based services, such as Comcast, and other voice over Internet Protocol (“VoIP”) providers, such as Vonage.  With the introduction of 3G services, wireless providers will attract increasing numbers of customers who do away with their wireline service entirely.

19.           According to the FCC’s December 2004 Local Competition Report on wireline/wireless competition, the 15 CLECs reporting information as of June 2004 served more than 475,000 end-user switched access lines in Tennessee, or 14 percent of all end-user switched access lines in the state.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Tables 7, 10, 12 (Dec. 2004) (“FCC Local Competition Report”).  This is an increase from about 130,000 lines in 1999.  See id. at Table 8.  According to the same FCC report, at least 13 wireless carriers provided service to a total of more than 3 million subscribers, a 13 percent increase from just the year before.  See id. at Table 13.  The combined organization of SBC and AT&T will be one among many engaged in vigorous competition in Tennessee, which will occur not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.

20.           Major cable operators – which together serve approximately 85 percent of U.S. households – have begun aggressively moving to offer VoIP on a nationwide basis, prompting analysts to predict that “cable-VoIP will eventually take upwards of 20% market share of primary residential access lines.”  F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).  In light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing with the incumbent providers in that market, the transaction will not harm consumers.  On the contrary, it will create a stronger company that will be positioned to compete in the mass market with more efficiency, effectiveness, and responsiveness.

21.           The transaction will not deprive residential customers of a major player in those markets.  AT&T has ceased to actively market to new mass market customers.  Other companies have begun to serve residential customers in Tennessee.  In addition to incumbent carriers such as BellSouth, there are numerous other communications service providers including ITC^DeltaCom and Birch Telecom competing for customers in the mass market.

C.            Quality of Service and Rates

22.           The proposed transaction will not adversely affect the availability and quality of the service currently offered by SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-South Central, TCG Midsouth or any other entities certificated by the Authority that are under the direct or indirect control of AT&T.  All of these certificated entities will continue to exist in their current forms after the transaction is consummated.(5)  The transaction will have no effect on the rates, terms, and conditions of the services that these entities currently provide.

23.           The transaction will ultimately improve the quality and variety of communications services offered to the citizens of Tennessee.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which most recently have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.

(5)  This is subject to the pending transfer of  SBC Telecom’s authority to SBC Long Distance.  See note 3.

24.           SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

C.            The Financial Strength of the Resulting Organization

25.           The transaction will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The synergies created by this transaction will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.

D.            Employment Outlook

26.           The joining of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has continued to reduce its workforce.  While nearly every corporate reorganization involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, this transaction will produce more jobs in the long term than if the companies continued operations independently.

27.           The transaction will position the combined organization for growth, which in time will produce jobs.  By creating a new business that is stronger than its stand-alone parts, the joining of SBC and AT&T should allow development of new technologies and improvement of its currently existing services.  Furthermore, the workforce-related benefits of this transaction extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be better positioned to deliver the advanced networks and services required by American businesses to succeed, which in turn should create more jobs in the economy at large.

28.           Both the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the transaction.  As Morton Bahr, the President of the CWA, stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”   Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit D.  The IBEW similarly expressed its support for the transaction: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

E.             Corporate Citizenship

29.           As a result of the transaction and the synergies that will enhance the competitive abilities of both companies, both SBC and AT&T and their affiliated subsidiaries will continue their traditions of community involvement and good corporate citizenship.

F.             The Authority’s Jurisdiction to Regulate Rates and Service

30.           This transaction will not impair, compromise, or in any material way alter the Authority’s power to regulate the AT&T and SBC subsidiaries currently operating in Tennessee pursuant to this Authority’s certifications.  The Authority will retain full jurisdiction over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

G.            Related Governmental Filings

31.           In addition to filings with this Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the U.S. Department of Justice, each of which will undertake a detailed review of the merger.  Moreover, this transaction is likely to be reviewed not only by a number of state commissions, but also by various international regulatory entities in countries where SBC and AT&T hold direct or indirect investments in telecommunications companies.

IV.           CONCLUSION

32.           For the foregoing reasons, SBC and AT&T, together with AT&T’s certificated Tennessee subsidiaries, submit that the change of control will serve the public interest.  It will promote facilities-based competition by combining the financial resources and complementary strengths, product sets, and customer bases of SBC and AT&T.  The transaction also will not impact the availability and quality of services currently offered by SBC and AT&T subsidiaries to the citizens of Tennessee.  To the extent that the Authority’s approval of this change of control is lawfully required, the undersigned respectfully request that such approval be granted.

Respectfully submitted,

FOR SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ D. Billye Sanders	/s/ Henry Walker
D. Billye Sanders	Henry Walker
Waller Lansden Dortch & Davis	Boult, Cummings, Conners & Berry, PLC
A Professional Limited Liability Company	1600 Division Street, Suite 700
511 Union Street, Suite 2700	Nashville, TN 37203
Nashville, TN 37219	(615) 252-2363 (Telephone)
(615) 850-8951 (Telephone)	(615) 252-6363 (Facsimile)
(615) 244-6804 (Facsimile)	hwalker@boultcummings.com
bsanders@wallerlaw.com
Sylvia E. Anderson
Wayne Watts	David M. Eppsteiner
Paul K. Mancini	1230 Peachtree Street, N.E.
Martin E. Grambow	Suite 400
Randall Johnson	Atlanta, GA 30309
SBC Communications Inc.	(404) 810-8070 (Anderson Telephone)
175 East Houston Street	(404) 810-4945 (Eppsteiner Telephone)
San Antonio, Texas 78205-2233	andersonse@att.com
(214) 464-3620	eppsteiner@att.com
dj4905@sbc.com

Geoffrey M. Klineberg
Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7928 (Telephone)
(202) 326-7999 (Facsimile)
gklineberg@khhte.com

Dated: February 28, 2005

LIST OF EXHIBITS

VERIFICATION OF SBC COMMUNICATIONS INC.

Rick L. Moore, being duly sworn, deposes and says:

1.             I am the Managing Director-Corporate Development of SBC Communications Inc. and am authorized to make this Verification on behalf of SBC Communications Inc.

2.            I have read the contents of the foregoing Joint Filing and hereby verify that the statements therein contained, insofar as they relate to SBC Communications Inc. are true and accurate to the best of my knowledge and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director-Corporate Development
SBC Communications Inc.

Sworn to and subscribed before me
this 25th day of February, 2005

My Commission Expires:	April 21, 2007

/s/ Lisa K. Fox

Lisa K. Fox

BEFORE THE TENNESSEE REGULATORY AUTHORITY

NASHVILLE, TENNESSEE

VERIFICATION

Sylvia E. Anderson, being duly sworn, deposes and says:

1.            I am the Law and Government Affairs Vice President – Southern Region of AT&T Corp., and I  am authorized to make this Verification on behalf of AT&T.

2.            I have read the contents of the foregoing Joint Filing and hereby verify that the statements therein contained, insofar as they relate to AT&T are true and accurate to the best of my knowledge and belief.

/s/ Sylvia Anderson
Sylvia E. Anderson
AT&T Law and Government Affairs Vice President
Southern Region
AT&T Corp.

Sworn to and subscribed before me this 25th day of February, 2005

/s/ Traci Bryant
Notary Public

My Commission Expires:	November 30, 2007

CERTIFICATE OF SERVICE

 I hereby certify that on this 28th day of February 2005, a true and correct copy of the foregoing document was delivered by hand delivery or U.S. mail postage prepaid to the following:

/s/ D. Billye Sanders
D. Billye Sanders, Esq.

Russell Perkins

Assistant Attorney General

Office of Attorney General

Consumer Advocate and Protection Division

2nd Floor

425 5th Avenue North

Nashville, TN 37243-0491

Mailing address:

P.O. Box 20207

Nashville, TN 37202

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directinga request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from themerger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

EXHIBIT B

[AGREEMENT AND PLAN OF MERGER]

EXHIBIT C

SBC COMMUNICATIONS INC. & AT&T CORP.
PRIOR TO THE REORGANIZATION

(ORGANIZATION CHART ONLY INCLUDES SUBSIDIARIES THAT ARE IMPACTED
BY THIS RESTRUCTURING. UNAFFECTED SUBSIDIARIES ARE NOT DISPLAYED.)

SBC COMMUNICATIONS INC.
AFTER THE REORGANIZATION

(ORGANIZATION CHART ONLY INCLUDES SUBSIDIARIES THAT ARE IMPACTED
BY THIS RESTRUCTURING. UNAFFECTED SUBSIDIARIES ARE NOT DISPLAYED.)

EXHIBIT D

Communications Workers of America

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CWA	The Union for the Information Age

Communications Workers of America	AFL-CIO, CLC

Press Releases

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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EXHIBIT E

Lucent Technologies and the CWA and IBEW Agree to Extend Negotiations One Week

For Immediate Release January 31, 2005	Contact: Jim Spellane 202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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